EXHIBIT 1

AGREEMENT OF JOINTING FILING

Stonehill Capital Management LLC, John Motulsky, Peter Sisitsky, Michael Thoyer, Jonathan Sacks, Michael Stern and Samir Arora hereby agree that the Statement on Schedule 13G to which this agreement is attached as an exhibit as well as all future amendments to such Statement, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended.

Dated: March 26, 2025

STONEHILL CAPITAL MANAGEMENT LLC*

By: <u>/s/ Paul D. Malek</u>
          Paul D. Malek
          An Authorized Signatory of a Member

JOHN MOTULSKY*
<u>/s/ Paul D. Malek</u>
Paul D. Malek
Attorney-in-Fact for John Motulsky

JONATHAN SACKS*

<u>/s/ Paul D. Malek</u>
Paul D. Malek
Attorney-in-Fact for Jonathan Sacks

PETER SISITSKY*

<u>/s/ Paul D. Malek</u>
Paul D. Malek
Attorney-in-Fact for Peter Sisitsky

MICHAEL THOYER*

<u>/s/ Paul D. Malek</u>
Paul D. Malek
Attorney-in-Fact for Michael Thoyer

MICHAEL STERN*

<u>/s/ Paul D. Malek</u>
Paul D. Malek
Attorney-in-Fact for Michael Stern

SAMIR ARORA*

<u>/s/ Paul D. Malek</u>
Paul D. Malek
Attorney-in-Fact for Samir Arora

GARRETT ZWAHLEN*

<u>/s/ Paul D. Malek</u>

Paul D. Malek
Attorney-in-Fact for Garrett Zwahlen